SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 28, 2024

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, February 28, 2024 regarding “Notice of Ericsson’s Annual General Meeting 2024”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: February 28, 2024

Notice of Ericsson’s Annual General Meeting 2024

The Annual General Meeting of shareholders of Telefonaktiebolaget LM Ericsson (NASDAQ: ERIC) will be held on Wednesday, April 3, 2024 at 1 pm.

The Nomination Committee proposes among other things:

•	Karl Åberg as new member of the Board (item 9 and 11)

•	Increase of the Board fees, the fees to the Chair of the Board, and the fees for work on all of the Committees of the Board (including Chair of the respective Committee) (item 10).

The Board of Directors proposes among other things:

•	A dividend of SEK 2.70 per share, to be paid in two equal installments (item 8.4).

•

A Long-Term Variable Compensation Program for the Executive Team and Executives, with a one-year Group EBITA (operating income) target for 2024, three-year total shareholder return targets, all targets with a three-year vesting period (item 16).

•

Transfer of treasury stock to employees and on an exchange, directed share issue and authorization for the Board of Directors to decide on an acquisition offer in relation to the Long-Term Variable Compensation Program I 2023 (item 17).

•	Transfer of treasury stock on an exchange in relation to the Long-Term Variable Compensation Programs 2021, 2022 and II 2023 (item 18).

Notice of the Annual General Meeting of shareholders 2024 of Telefonaktiebolaget LM Ericsson

The shareholders of Telefonaktiebolaget LM Ericsson (reg. no 556016-0680) (the “Company” or “Ericsson”) are invited to participate in the Annual General Meeting of shareholders (“AGM”) to be held on Wednesday, April 3, 2024 at 1 p.m. CEST at the Company’s premises: Open Box, Grönlandsgatan 8, Kista/Stockholm. Registration for the AGM starts at 12:00 p.m. CEST. Shareholders may also exercise their voting rights by post before the AGM.

The AGM will be conducted in Swedish and simultaneously translated into English.

Registration and notice of participation

A) Participation at the meeting venue

Shareholders who wish to attend the meeting venue in person or by proxy must:

•	be recorded as a shareholder in the presentation of the share register prepared by Euroclear Sweden AB, as of Friday, March 22, 2024; and

•	give notice of participation to the Company no later than Tuesday, March 26, 2024

•	by telephone +46 (0)8 402 90 54 on weekdays between 10 a.m. and 4 p.m. CET;

•	by post to Telefonaktiebolaget LM Ericsson, AGM, c/o Euroclear Sweden AB, Box 191, SE-101 23 Stockholm, Sweden;

•	by e-mail to GeneralMeetingService@euroclear.com; or

•	via Ericsson’s website www.ericsson.com.

When giving notice of participation, please include name, date of birth or registration number, address, telephone number and number of participating assistants, if any.

Proxy

If the shareholder is represented by proxy, a written and dated power of attorney signed by the shareholder must be issued for the representative. A power of attorney issued by a legal entity must be accompanied by the entity’s certificate of registration (or a corresponding document of authority). In order to facilitate registration at the AGM, the power of attorney, certificate of registration and other documents of authority should be sent to the Company at the address above, in connection with the notice of participation. Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

B) Participation by postal voting

Shareholders who wish to participate in the AGM by postal voting must:

•	be recorded as a shareholder in the presentation of the share register prepared by Euroclear Sweden AB, as of Friday, March 22, 2024; and

•

give notice of participation by casting its postal vote in accordance with the instructions below, so that the postal voting form is received by Euroclear Sweden AB no later than Tuesday, March 26, 2024.

A special form must be used for postal voting. The form is available on Ericsson’s website www.ericsson.com. The completed and signed postal voting form may be sent by post to Telefonaktiebolaget LM Ericsson, AGM, c/o Euroclear Sweden AB, Box 191, SE-101 23 Stockholm, Sweden, or by e-mail to GeneralMeetingService@euroclear.com. Shareholders may also submit their postal votes electronically by verification with BankID via Ericsson’s website, www.ericsson.com. The completed form must be received by the Company/Euroclear Sweden AB no later than Tuesday, March 26, 2024.

The shareholder may not provide special instructions or conditions in the postal voting form. If such instructions or conditions are included, the postal vote (in its entirety) is invalid. Further instructions and conditions are included in the form for postal voting.

If the shareholder submits its postal vote by proxy, a written and dated power of attorney signed by the shareholder must be attached to the postal voting form. If the shareholder is a legal entity, the entity’s certificate of registration (or a corresponding document of authority) must be attached to the form. Forms of power of attorney in Swedish and English are available on Ericsson’s website, www.ericsson.com.

A shareholder who has voted by post may also attend the meeting venue, provided that the notification has been made in accordance with the instructions under the heading Registration and notice of participation – A) Participating at the meeting venue above.

Shares registered in the name of a nominee

In order to be entitled to participate in the AGM, a shareholder whose shares are registered in the name of a nominee must, in addition to giving notice of participation in the AGM, register its shares in its own name so that the shareholder is listed in the presentation of the share register of the Company as of Friday, March 22, 2024. Such re-registration may be temporary (so-called voting rights registration), and request for such voting rights registration shall be made to the nominee, in accordance with the nominee’s procedures, at such a time in advance as required by the nominee.

Voting rights registrations that have been made by the nominee on or before Tuesday, March 26, 2024 will be considered in the presentation of the share register.

Processing of personal data

For information regarding the processing of personal data in connection with the AGM, please see the integrity policy on Euroclear Sweden AB’s website: https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf

Proposed agenda

1.	Election of the Chair of the AGM

2.	Preparation and approval of the voting list

3.	Approval of the agenda of the AGM

4.	Determination whether the AGM has been properly convened

5.	Election of two persons approving the minutes of the AGM

6.

Presentation of the annual report, the auditor’s report, the consolidated accounts, the auditor’s report on the consolidated accounts, the remuneration report and the auditor’s report on whether the guidelines for remuneration to group management have been complied with, as well as the auditor’s presentation of the audit work with respect to 2023

7.	The President’s and CEO’s speech. Questions from the shareholders to the Board of Directors and the management

8.	Resolution with respect to

8.1.	adoption of the income statement and the balance sheet, the consolidated income statement and the consolidated balance sheet;

8.2.	adoption of the remuneration report;

8.3.	discharge of liability for the members of the Board of Directors and the President for 2023; and

8.4.	the appropriation of the results in accordance with the approved balance sheet and determination of the record dates for dividend

9.	Determination of the number of Board members and deputies of the Board of Directors to be elected by the AGM

10.	Determination of the fees payable to members of the Board of Directors elected by the AGM and members of the Committees of the Board of Directors elected by the AGM

11.	Election of Board members and deputies of the Board of Directors

The Nomination Committee’s proposal for Board members:

11.1.	Jon Fredrik Baksaas (re-election)

11.2.	Jan Carlson (re-election)

11.3.	Carolina Dybeck Happe (re-election)

11.4.	Börje Ekholm (re-election)

11.5.	Eric A. Elzvik (re-election)

11.6.	Kristin S. Rinne (re-election)

11.7.	Jonas Synnergren (re-election)

11.8.	Jacob Wallenberg (re-election)

11.9.	Christy Wyatt (re-election)

11.10.	Karl Åberg (new election)

12.	Election of the Chair of the Board of Directors

13.	Determination of the number of auditors

14.	Determination of the fees payable to the auditors

15.	Election of auditors

16.	Long-Term Variable Compensation Program 2024 (LTV 2024)

16.1.	Resolution on implementation of the LTV 2024

16.2.	Resolution on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV 2024

16.3.	Resolution on Equity Swap Agreement with third party in relation to the LTV 2024

17.

Resolution on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer in relation to the earlier resolution on the Long-Term Variable Compensation Program I 2023 (LTV I 2023)

18.	Transfer of treasury stock in relation to the resolutions on the ongoing Long-Term Variable Compensation Programs LTV 2021, LTV 2022 and LTV II 2023

18.1.	Resolution on transfer of treasury stock on an exchange to cover expenses

18.2.	Resolution on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants

19.	Closing of the AGM

Item 1 Chair of the AGM

The Nomination Committee, appointed in accordance with the Instruction for the Nomination Committee resolved by the AGM 2012, is composed of the Chair of the Nomination Committee Johan Forssell (Investor AB), Bengt Kjell (AB Industrivärden) (replaced Karl Åberg on November 30, 2023), Anders Oscarsson (AMF Tjänstepension and AMF Fonder), Christer Gardell (Cevian Capital Partners Limited) and Jan Carlson (Chair of the Board of Directors). The Nomination Committee proposes that Advokat Eva Hägg be elected Chair of the AGM.

Item 2 Preparation and approval of the voting list

The voting list proposed for approval is the voting list drawn up by Euroclear Sweden AB on behalf of the Company, based on the AGM’s register of shareholders, shareholders having given notice of participation and being present at the meeting venue and postal votes received.

Item 8.4 Dividend and record dates

The Board of Directors proposes a dividend to the shareholders of SEK 2.70 per share. The dividend is proposed to be paid in two equal installments, SEK 1.35 per share with the record date April 5, 2024, and SEK 1.35 per share with the record date October 2, 2024. Assuming these dates will be the record dates, Euroclear Sweden AB is expected to disburse SEK 1.35 per share on April 10, 2024, and SEK 1.35 per share on October 7, 2024.

Item 9 Number of Board members and deputies to be elected by the AGM

According to the articles of association, the Board of Directors shall consist of no less than five and no more than twelve Board members, with no more than six deputies. The Nomination Committee proposes that the number of Board members elected by the AGM shall be ten and that no deputies be elected.

Item 10 Fees payable to members of the Board of Directors elected by the AGM and to members of the Committees of the Board of Directors elected by the AGM

The Nomination Committee proposes that fees to non-employee Board members elected by the AGM and non-employee members of the Committees of the Board of Directors elected by the AGM be paid as follows:

•	SEK 4,640,000 to the Chair of the Board of Directors (previously SEK 4,500,000);

•	SEK 1,175,000 to each of the other Board members (previously SEK 1,140,000);

•	SEK 540,000 to the Chair of the Audit and Compliance Committee (previously SEK 495,000);

•	SEK 310,000 to each of the other members of the Audit and Compliance Committee (previously SEK 285,000);

•	SEK 230,000 to the Chair of the Enterprise Business and Technology Committee (previously SEK 210,000);

•	SEK 200,000 to each of the other members of the Enterprise Business and Technology Committee (previously SEK 185,000);

•	SEK 220,000 to each Chair of the Finance and the Remuneration Committee (previously SEK 210,000); and

•	SEK 195,000 to each of the other members of the Finance and the Remuneration Committee (previously SEK 185,000).

The Nomination Committee considered the Board fees with the objective of ensuring that they allow for the recruitment and retention of high quality individuals while also being appropriate in comparison to other technology companies operating globally and with similar size and complexity. As such, the Nomination Committee has concluded that an increase of the fees to all members of the Board and Board Committees, including their Chairs, in accordance with the above is reasonable, well-justified and in the best interests of the Company. The proposal of the Nomination Committee provides for an increase of the fees of approximately 3.8% compared with the total fees to the corresponding number of Board and Committee members for Board and Committee work resolved by the Annual General Meeting 2023.

Fees in the form of synthetic shares

Background

The Nomination Committee believes that it is appropriate that Board members elected by the shareholders hold shares in Ericsson, in order to strengthen the Board members’ and the shareholders’ mutual interests in the Company. The Nomination Committee recommends that Board members elected by the shareholders, over a five year period, build a holding of shares or synthetic shares in Ericsson equal to at least the value of the annual Board fee (excluding fees for Committee work), and that such holding be kept during the time the Board member remains Board member in Ericsson.

To enable Board members to create an economic interest in the Company and considering that it is in many cases difficult for Board members to trade in the Company’s share due to applicable insider rules, the Nomination Committee proposes that the Board members should, as previously, be offered the option of receiving part of the Board fees in the form of synthetic shares. A synthetic share constitutes a right to receive payment of an amount which corresponds to the market value of a share of series B in the Company on Nasdaq Stockholm at the time of payment.

Proposal

The Nomination Committee therefore proposes that the AGM 2024 resolve that part of the fees to the Board member, in respect of their Board assignment (however, not in respect of Committee work), may be paid in the form of synthetic shares, on the following terms and conditions.

•	A nominated Board member shall be able to choose to receive the fee in respect of his or her Board assignment, according to the following four alternatives:

(i)	25 percent in cash – 75 percent in synthetic shares

(ii)	50 percent in cash – 50 percent in synthetic shares

(iii)	75 percent in cash – 25 percent in synthetic shares

(iv)	100 percent in cash

•

The number of synthetic shares to be allocated shall be valued at the average of the market price of shares of series B in the Company on Nasdaq Stockholm during a period of five trading days immediately following the publication of Ericsson’s interim report for the first quarter of 2024. The synthetic shares are vested during the term of office, with 25 percent per quarter of the year.

•

The synthetic shares give a right to, following the publication of Ericsson’s year-end financial statement in 2029, receive payment of a cash amount per synthetic share corresponding to the market price of shares of series B in the Company in close connection with the time of payment.

•	An amount corresponding to dividend in respect of shares of series B in the Company, resolved by the AGM during the holding period, shall be disbursed at the same time as the cash amount.

•

Should the Board member’s assignment to the Board of Directors come to an end no later than during the third calendar year after the year in which the AGM resolved on allocation of the synthetic shares, payment may take place the year after the assignment came to an end.

•	The number of synthetic shares may be subject to recalculation in the event of bonus issues, splits, rights issues and similar measures, under the terms and conditions for the synthetic shares.

The complete terms and conditions for the synthetic shares are described in Exhibit 1 to the Nomination Committee’s proposal.

The financial difference for the Company, should all Board members receive part of their fees in the form of synthetic shares compared with the fees being paid in cash only, is assessed to be limited.

Item 11 Election of Board members and deputies of the Board of Directors

Proposals

The Nomination Committee proposes that the following persons be re-elected as members of the Board:

11.1	Jon Fredrik Baksaas;

11.2	Jan Carlson;

11.3	Carolina Dybeck Happe;

11.4	Börje Ekholm;

11.5	Eric A. Elzvik;

11.6	Kristin S. Rinne;

11.7	Jonas Synnergren;

11.8	Jacob Wallenberg; and

11.9	Christy Wyatt.

11.10	The Nomination Committee proposes that Karl Åberg be elected as new Board member of Ericsson.

Considerations

The Nomination Committee primarily searches for potential Board member candidates for the upcoming mandate period, but also considers future competence needs. It is a long journey to identify the right candidates and long-term planning is essential. In assessing the appropriate composition of the Board of Directors, the Nomination Committee considers, among other things, experience and competence needed on the Board and its Committees, and the value of diversity in age, gender and cultural/geographic background as well as the need for renewal. The Nomination Committee believes that diversity on the Board will support Ericsson’s sustainable development and therefore continually focuses on identifying Board member candidates with different backgrounds. While acknowledging increased expectations on transparency relating to diversity on the Board, applicable privacy regulations prevent Ericsson and the Nomination Committee from processing certain sensitive personal data about its Board members, such as information relating to demographic background. The Nomination Committee has applied the Swedish Corporate Governance Code, Section 4.1, as its diversity policy. Focusing on improving the gender balance of the Board over time, the Nomination Committee particularly works to identify women candidates matching the current and future needs of the Board. The Nomination Committee also assesses the appropriateness of the number of Board members and whether the Board members can devote the necessary time required to fulfill their tasks as Board members in Ericsson.

In its appraisal of qualifications and performance of the individual Board members, the Nomination Committee takes into account the competence and experience of each individual member along with the individual member’s contribution to the Board work as a whole and to the Committee work. The Committee has familiarized itself with the results of the Board work evaluation that was led by the Chair of the Board of Directors. The Nomination Committee’s objective is to propose and support the election of a Board that is comprised of individuals of the highest competency and integrity, while also holistically comprising a strong mix of needed skills and experience to effectively oversee and lead Ericsson.

The Nomination Committee is of the opinion that the current Board of Directors and Board work is well functioning. Further, it is the Nomination Committee’s view that the Board fulfills expectations in terms of composition and that the Board of Directors as well as the individual Board members fulfill expectations in terms of expertise. Competencies and experiences represented on the Board include broad international industry experience, experience from the telecom, IT and ICT sectors, technological and technical competencies and experiences (e.g. related to software and digitalization), financial expertise and experience from private equity, M&A and new business. The Nomination Committee further believes that competencies and experiences within the ESG areas (areas within environmental, social and governance) considered most relevant for Ericsson and the sector in which the Company operates are well represented on the Board, including, for example, related to the technologies the Company develops and delivers as well as relating to ethics and compliance.

Helena Stjernholm has informed the Nomination Committee that she will not stand for re-election at the AGM 2024. The Nomination Committee proposes re-election of current Board members Jon Fredrik Baksaas, Jan Carlson, Carolina Dybeck Happe, Börje Ekholm, Eric A. Elzvik, Kristin S. Rinne, Jonas Synnergren, Jacob Wallenberg and Christy Wyatt, and new election of Karl Åberg as member of the Board.

Karl Åberg has long-term experience in investments and asset management. He is currently the Deputy Chief Executive Officer, head of the investment organization and the finance function at AB Industrivärden, and a member of the Board in Alleima and SCA. Previously, Karl Åberg was partner at Zeres Capital, partner at CapMan, and he has held various roles at Handelsbanken Capital Markets.

It is the Nomination Committee’s assessment that Karl Åberg adds valuable expertise and experience to the Board, and that Karl Åberg’s extensive governance and financial knowledge will be of additional value to Ericsson and will further strengthen the Board.

The Nomination Committee believes that the proposed Board composition provides the Company with the right conditions for realizing its long-term potential. Out of the proposed Board members to be elected by the AGM (excluding the President and CEO) 33% are women. Gender balance continues to be a key priority for the Nomination Committee, and the Committee will continue to work to improve the gender balance on the Board of Directors over time.

Information regarding proposed Board members

Information regarding the proposed Board members is presented in Exhibit 2 to the Nomination Committee’s proposal.

Independence of Board members

The Nomination Committee has made the following assessments in terms of applicable Swedish independence requirements and US NASDAQ independence requirements:

(i)	The Nomination Committee considers that the following Board members are independent of the Company and its senior management:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Carolina Dybeck Happe

d.	Eric A. Elzvik

e.	Kristin S. Rinne

f.	Jonas Synnergren

g.	Jacob Wallenberg

h.	Christy Wyatt

i.	Karl Åberg

(ii)	From among the Board members reported in (i) above, the Nomination Committee considers that the following are independent of the Company’s major shareholders:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Carolina Dybeck Happe

d.	Eric A. Elzvik

e.	Kristin S. Rinne

f.	Jonas Synnergren

g.	Christy Wyatt

Moreover, the Nomination Committee considers that the following Board members are independent in respect of all applicable independence requirements:

a.	Jon Fredrik Baksaas

b.	Jan Carlson

c.	Carolina Dybeck Happe

d.	Eric A. Elzvik

e.	Kristin S. Rinne

f.	Jonas Synnergren

g.	Christy Wyatt

The Nomination Committee concludes that the proposed composition of the Board of Directors meets the independence requirements applicable to Ericsson.

Item 12 Election of the Chair of the Board of Directors

The Nomination Committee proposes that Jan Carlson be re-elected Chair of the Board of Directors.

Item 13 Number of auditors

According to the articles of association, the Company shall have no less than one and no more than three registered public accounting firms as auditor. The Nomination Committee proposes that the Company should have one registered public accounting firm as auditor.

Item 14 Fees payable to the auditor

The Nomination Committee proposes, as in previous years, that the auditor fees be paid against approved account.

Item 15 Election of auditor

In accordance with the recommendation by the Audit and Compliance Committee, the Nomination Committee proposes that Deloitte AB be appointed auditor for the period from the end of the AGM 2024 until the end of the AGM 2025 (re-election).

Item 16 Implementation of LTV 2024 including transfer of treasury stock, directed share issue and authorization for the Board of Directors to decide on an acquisition offer of shares of series C

Background

The Remuneration Committee and the Board of Directors evaluate the long-term variable compensation (“LTV”) programs to the Executive Team (“ET”) and for employees classified as executives (“Executives”) on an ongoing basis. The evaluation considers the LTV programs for effectiveness in serving their purpose to support achieving the Ericsson Group’s strategic business objectives and sustainable long-term interests as well as their facility to increase the long-term focus of the members of the ET and the Executives and align their interests with the long-term expectations and the interests of the shareholders.

Upon evaluation of the currently ongoing LTV programs for the ET (LTV 2021, LTV 2022 and LTV I 2023) and the ongoing LTV program for the Executives (LTV II 2023), the Remuneration Committee and the Board of Directors concluded that these ongoing LTV programs, which are all in essence the same in terms of plan structure, performance criteria and performance periods, enabled the Company to achieve its long-term objectives. The LTV I 2023 and LTV II 2023 were put forward to the AGM 2023 as two separate programs: LTV I 2023 for the ET and LTV II 2023 for the Executives. For administrative reasons, the Board of Directors has decided to put forward the Long-Term Variable Compensation Program 2024 (“LTV 2024”) as one program applicable to both the ET and the Executives. The ongoing LTV programs have further enabled the Company to attract, retain and motivate senior leaders and offer them globally competitive remuneration, and remain committed to create increased shareholder value. In order to further strengthen Ericsson’s, as well as the ET’s and Executives’, commitment to long-term sustainability and responsible business, the Board of Directors, upon recommendation from the Remuneration Committee, has concluded to propose to the AGM 2024 an LTV 2024 for the ET and the Executives.

LTV 2024 is an integral part of the Company’s remuneration strategy and the Board of Directors in particular expects the members of the ET and the Executives to build significant equity holdings to align the interests and expectations of the LTV program participants with those of shareholders.

Proposals

16.1	Implementation of the LTV 2024

The Board of Directors proposes that the AGM 2024 resolve on the LTV 2024 for the ET and the Executives comprising a maximum of 10.4 million shares of series B in the Company as set out below.

Objectives of the LTV program

The LTV program is designed to provide long-term incentives for the ET and the Executives (“Participants”), thereby creating long-term value for the shareholders. The aim is to attract, retain and motivate senior leaders in a competitive market through performance-based share related incentives, to encourage the build-up of significant equity holdings to align the interests of the Participants with those of shareholders and to further strengthen the ET’s and the Executives’ commitment to long-term sustainability and responsible business.

The LTV Program in brief

The LTV Program is proposed to include all members (current and future) of the ET and the Executives, currently comprising 215 employees, including the President and CEO. Awards under LTV 2024 (“Performance Share Awards”) will be granted free of charge entitling the Participant, provided that, among other things, certain performance criteria as set out below are met, to receive a number of shares at no consideration, following expiration of a three-year vesting period (“Vesting Period”). Allotment of shares pursuant to Performance Share Awards will be subject to the achievement of performance criteria, as set out below, and will generally require that the Participant retains his or her employment over the Vesting Period. All major decisions relating to LTV 2024 will be taken by the Remuneration Committee, with approval by the full Board of Directors as required.

Granting of Performance Share Awards

Granting of Performance Share Awards to the Participants will generally take place as soon as practicably possible following the AGM 2024. For 2024, the value of the underlying shares in respect of the Performance Share Awards made to the President and CEO will not exceed 150% of the Annual Base Salary at the time of grant, and for other Participants, the value will not exceed 100% of the Participants’ respective Annual Base Salary at the time of grant, unless the Participant is employed in the USA where the value will not exceed 200% of Participants’ Annual Base Salary.

The share price used to calculate the number of shares to which the Performance Share Awards entitle will be the volume-weighted average of the market price of shares of series B in Ericsson on Nasdaq Stockholm during the five trading days immediately following the publication of the Company’s interim report for the fourth quarter 2023.

Performance criteria

The vesting of the Performance Share Awards will be subject to the satisfaction of a performance criterion related to 2024 Group EBITA (earnings (loss) before interest, taxes, amortizations and write-downs of acquired intangible assets) (operating income), along with performance criteria related to three-year total shareholder return (“TSR”1) and Group Environmental Social Governance (“ESG”), which will determine what portion (if any) of the Performance Share Awards will vest at the end of the Vesting Period.

The 2024 Group EBITA (operating income) performance criterion relates to 45% of the Performance Share Awards and the maximum vesting level is 200%.

The performance criteria based on TSR are absolute TSR development and relative TSR development for the Ericsson series B share over the period January 1, 2024 – December 31, 2026 (“Performance Period”2). The absolute and relative TSR performance criteria relate to 25% and 20%, respectively, of the Performance Share Awards and the maximum vesting level for both TSR performance criteria is 200%.

The Group ESG performance criterion measured over the Performance Period will relate to 10% of the Performance Share Awards, and the maximum vesting level is 200%.

The following conditions will apply to the performance criteria:

•	2024 Group EBITA (operating income) performance criterion

45% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a Group EBITA (operating income) performance criterion for the 2024 financial year. The 2024 Group EBITA (operating income) performance criterion established by the Board of Directors will stipulate a minimum level and a maximum level. The 2024 Group EBITA (operating income) target is not disclosed due to stock market and competition considerations. The vesting level of Performance Share Awards related to 2024 Group EBITA (operating income) performance criterion will be determined by the Board of Directors when the audited result for the financial year 2024 is available.

If the maximum performance level is reached or exceeded, the vesting will amount to (and will not exceed) the maximum level of 200% of the Performance Share Awards related to the 2024 Group EBITA (operating income) performance criterion. If performance is below the maximum level but exceeds the minimum level, a linear pro-rata vesting of shares will occur. No vesting will occur if performance amounts to or is below the minimum level. The allotment of the shares will not occur until the end of the Vesting Period in 2027.

[1]	Total shareholder return, i.e., share price growth including dividends.
[2]

To provide a stable assessment of performance, the TSR development will be calculated based on the average closing price of the Ericsson series B share on Nasdaq Stockholm (or the corresponding closing share price of the relevant peer group company) for the three-month period immediately prior to the commencement and expiration of the Performance Period.

•	TSR performance criteria

Absolute TSR performance criterion

25% of the Performance Share Awards granted to a Participant will be subject to fulfillment of an absolute TSR performance criterion over the Performance Period. If the absolute TSR development reaches or exceeds 14% per annum compounded, the maximum vesting of 200% of the Performance Share Awards related to absolute TSR performance criterion will occur. If the absolute TSR development is below or reaches only 6% per annum compounded, no vesting will occur in respect of the Performance Share Awards related to the absolute TSR performance criterion. A linear pro-rata vesting from 0% to 200% of the Performance Share Awards related to absolute TSR performance criterion will apply if the Company’s absolute TSR performance is between 6% and 14% per annum compounded.

Relative TSR performance criterion

20% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a relative TSR performance criterion over the Performance Period, compared to a peer group consisting of eleven peer companies (“Peer Group”3). The vesting of the relative TSR related Performance Share Awards varies depending on the Company’s TSR performance ranking versus the other companies in the Peer Group. If the Company’s relative TSR performance is below the TSR development of the company ranked 6th in the Peer Group, no vesting will occur in respect of the Performance Share Awards related to relative TSR performance criterion. Vesting of the Performance Share Awards related to relative TSR performance criterion will occur at the following percentage levels, based on which ranking position in the Peer Group the Company’s TSR performance corresponds to:

Position within the Peer Group	Associated vesting percentage level
6 or lower	0%
5	50%
4	100%
3	150%
2 or higher	200%

If the Company’s TSR performance is between two of the ranked companies, a linear pro-rata vesting will apply between the vesting percentage levels for the relevant ranked positions.

•	Group ESG performance criterion

10% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a Group ESG performance criterion comprised of two equally weighted subcomponents covering environmental and social aspects of ESG measured over the Performance Period.

[3]

The Peer Group consists of the following companies: Cap Gemini, CGI Group, Cisco Systems, Cognizant, Corning, F5 Networks, International Business Machines, Juniper Networks, Motorola Solutions, Nokia, and Qualcomm. TSR will be measured in SEK for all companies in line with best practice.

Reduction of greenhouse gas emissions

5% of the Performance Share Awards granted to a Participant will be subject to fulfillment of a subcomponent of reducing greenhouse gas (“GHG”) emissions4 from service fleet vehicles, energy consumption at facilities and from business travel5.

Subcomponent target- and corresponding achievement levels are defined in the schedule below and broken down for each of the three years6 covered by the Performance Period. Vesting is determined at the end of each year, with each year corresponding to one third (1/3) of the total subcomponent Performance Share Awards. A linear pro-rata vesting of one third (1/3) of 0% to 200% of the Performance Share Awards related to reducing emissions in the subcomponent will apply if reported emissions in scope are between the minimum and maximum vesting levels for each of the years covered by the Performance Period. An illustrative example is included below.

These target levels are aligned to the emissions reduction trajectory set for achieving Net Zero emissions from the Ericsson Group’s own activities by 2030.

Achievement	GHG emissions target levels for emission in scope by fiscal year (ktonne CO2e)
(%)	2024	2025	2026
0	138	133	126
100	122	117	110
200	114	110	102

Illustrative example: first, if reported emissions in scope for the year 2024 are 114 ktonne, the maximum vesting of one third of 200% (1/3 x 200% = 66.67%) of the Performance Share Awards related to this subcomponent and year will occur. Next, if reported emissions for the year 2025 are 117 ktonne, vesting of one third of 100% (1/3 x 100% = 33.33%) of the Performance Share Awards related to this subcomponent and fiscal year will occur. Last, if reported emissions in scope for the year 2026 are 126 ktonne, no vesting (1/3 x 0% = 0.00%) of the Performance Share Awards related to this subcomponent will occur. Consequently, in this example total vesting of the Performance Share Award related to this subcomponent over the Performance Period will be (66.67% + 33.33% + 0.00%) 100%.

Increasing the representation of women leaders in Ericsson

5% of the Performance Share Awards granted to a Participant will be subject to fulfilment of a subcomponent of increasing the representation of women leaders (i.e., women holding roles with people management responsibility) in the Ericsson Group to 26% by the end of the Performance Period, which is in line with achieving the target trajectory for increasing the representation of women leaders in the Ericsson Group to 30% by 2030.

[4]

Measured as the carbon dioxide equivalents (“CO2e”) of several greenhouse gases including, but not limited to, carbon dioxide. The so-called high-altitude effect of greenhouse gas emissions from air travel is not to be considered in these calculations.

[5]

Corresponding to emissions in Scope 1, Scope 2 (market-based) and Scope 3 category Business Travel, as defined in the Greenhouse Gas Protocol, and reported in the Company’s annual statutory Sustainability and Corporate Responsibility report.

[6]

GHG emissions are reported on a calendar year basis but for practical and timing reasons, some of the emissions in scope of the subcomponent are measured on the twelve-month period December up to and including November.

If the representation of women leaders in the Ericsson Group amounts to 27% or above by the end of the Performance Period, the maximum vesting of 200% of the Performance Share Awards related to this subcomponent will occur. If the representation of women leaders in the Ericsson Group amounts to 25% or below by the end of the Performance Period, no vesting will occur in respect of the Performance Share Awards related to this subcomponent. A linear pro-rata vesting from 0% to 200% of the Performance Share Awards related to increasing the representation of women leaders in the Ericsson Group subcomponent will apply if the representation of women leaders in the Ericsson Group exceeds 25% but is below 27% by the end of the Performance Period.

The vesting level of Performance Share Awards related to the Group ESG performance criterion will be determined by the Board of Directors when the audited results for both subcomponents at the end of the financial year 2026 are available.

Information about the outcome of the performance criteria will be provided no later than in the annual report for the financial year 2026.

Allotment of shares

Provided that the performance criteria above have been met and that the Participant has retained his or her employment (unless special circumstances are at hand) during the Vesting Period, allotment of vested shares will take place as soon as practicably possible following the expiration of the Vesting Period.

When determining the final vesting level of Performance Share Awards, the Board of Directors shall examine whether the vesting level is reasonable considering the Company’s financial results and position, conditions on the stock market and other circumstances, such as environmental, social, ethics and compliance factors, and if not, as determined by the Board of Directors, reduce the vesting level to the lower level deemed appropriate by the Board of Directors.

In the event delivery of shares to Participants cannot take place under applicable law or at a reasonable cost and employing reasonable administrative measures, the Board of Directors will be entitled to decide that Participants may, instead, be offered a cash settlement.

The Company has the right to, before delivering vested shares to the Participants, retain and sell the number of shares required to cover the cost for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. In such an event, net amount of vested shares will thus be delivered to the Participants after the vested Performance Share Awards are reduced by the number of shares retained by the Company for such purposes.

Financing

The Board of Directors has considered different financing methods for transfer of shares under the LTV 2024 such as transfer of treasury stock and an equity swap agreement with a third party. The Board of Directors considers that a directed issue of shares of series C in the Company, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under LTV 2024.

The Company’s current holding of treasury stock is not sufficient for the implementation of the LTV 2024. Therefore, the Board of Directors proposes a directed share issue and buy back of shares as further set out below under item 16.2. Under the proposed transactions, shares are issued at the share’s quota value and repurchased as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price. As compensation to the subscriber for its assistance in the issuance and buy-back of shares under items 16 and 17, the Company will pay to the subscriber an amount totaling SEK 100,000.

The procedure of issuance and buy-back of shares for the Company’s LTV programs has previously been decided by the AGMs in 2001, 2003, 2008, 2009, 2012, 2016, 2017 and 2023.

Since the costs for the Company in connection with an equity swap agreement will be significantly higher than the costs in connection with transfer of treasury stock, the main alternative is that the financial exposure is secured by transfer of treasury stock and that an equity swap agreement with a third party is an alternative in the event that the required majority for approval is not reached.

Costs

The total effect on the income statement of the LTV 2024, including financing costs and social security fees, is estimated to range between SEK 260 million and SEK 475 million distributed over the years 2024-2027. The costs will depend on the future development of the price of Ericsson series B share.

The administration cost for hedging the financial exposure of the LTV 2024 by way of an equity swap agreement is currently estimated to approximately SEK 70 million, compared to the cost of approximately SEK 100,000 for using newly issued and acquired shares in treasury (SEK 100,000 is the total cost paid to the subscriber in relation to items 16 and 17, regardless of the number of share issuances).

Dilution

The Company has approximately 3.3 billion registered shares. As per February 27, 2024, the Company held approximately 12.5 million shares in treasury. The number of shares that may be required for ongoing LTV programs (2021, 2022, and II 2023) as per February 27, 2024, is estimated to approximately 10 million shares, corresponding to approximately 0.30 percent of the number of registered shares of the Company. In order to implement the LTV 2024, a total of up to 10.4 million shares are required, which corresponds to approximately 0.31 percent of the total number of registered shares of the Company, hence an issue of new shares of series C, followed by a buy-back, is proposed for the implementation of LTV 2024. The effect on important key figures is only marginal.

16.2 Transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV 2024

a)	Transfer of treasury stock under the LTV 2024

To secure the delivery of Performance Shares in accordance with the terms and conditions of the LTV 2024, the Board of Directors proposes that the AGM resolve that the Company shall have the right to transfer no more than 8.6 million shares of series B in the Company less any shares retained by the Company as per item 16.2 c) on the following terms and conditions:

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV 2024. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV 2024.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV 2024.

•	Employees covered by the terms and conditions of the LTV 2024 shall receive shares of series B in the Company free of consideration.

•

The number of shares of series B in the Company that may be transferred under the LTV 2024 may be subject to recalculation in the event of bonus issues, splits, rights issues and/or similar measures, under the terms and conditions of the LTV 2024.

b)	Transfer of treasury stock on an exchange to cover expenses for the LTV 2024

The Company may, prior to the AGM in 2025, transfer no more than 1.8 million shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

c)	Authorization to decide on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants in the LTV 2024

Authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV 2024, prior to the AGM in 2025, retain and sell no more than 70% of the vested shares of series B in the Company in order to cover the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm. These shares form a part of the final number of vested shares to the employees under LTV 2024 and do not incur additional costs to the LTV 2024 for the Company.

d)	Directed issue of shares of series C in the Company for the LTV 2024

Increase of the share capital in the Company by SEK 52,000,000.01 through an issue of 10.4 million shares of series C in the Company, each share with a quota value of approximately SEK 5. The terms and conditions of the share issue are the following:

•	The new shares shall – with deviation from the shareholders’ preferential rights – be subscribed for only by Investor AB or its subsidiaries.

•	The new shares shall be subscribed for during the period as from April 25, 2024, up to and including May 2, 2024. Over-subscription may not occur.

•	The amount that shall be paid for each new share shall be the quota value (approximately SEK 5).

•	Payment for the subscribed shares shall be made at the time of subscription.

•	The Board of Directors shall be entitled to extend the period for subscription and payment.

•	The new shares shall not entitle the holders to dividend payment.

•	It is noted that the new shares are subject to restrictions pursuant to Chapter 4, Section 6 (conversion clause) and Chapter 20, Section 31 (redemption clause) of the Swedish Companies Act.

The Board of Directors proposes that the President and CEO shall be authorized to make the minor adjustments to the above resolutions that may prove to be necessary in connection with the registration with the Swedish Companies Registration Office.

Reasons for deviation from the shareholders’ preferential rights and principles on which the subscription price is based

The Board of Directors considers that a directed issue of shares of series C, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV 2024. Shares are issued at the share’s quota value and repurchased as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price.

e)	Authorization for the Board of Directors to decide on a directed acquisition offer for the LTV 2024

Authorization for the Board of Directors to decide that 10.4 million shares of series C in the Company be acquired according to the following:

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the AGM in 2025.

•	The acquisition shall be made at a price corresponding to the quota value of the share (approximately SEK 5 per share).

•	Payment for acquired shares shall be made in cash.

16.3 Equity Swap Agreement with third party in relation to the LTV 2024

In the event that the required majority for approval is not reached under item 16.2 above, the financial exposure of the LTV 2024 shall be hedged by the Company entering into an equity swap agreement with a third party, under which the third party may, in its own name, acquire and transfer shares of series B in the Company to employees covered by the LTV 2024.

Majority rules

The resolution of the AGM on implementation of the LTV 2024 according to item 16.1 requires that more than half of the votes cast at the AGM approve the proposal. The resolution of the AGM on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV 2024 according to item 16.2 requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the AGM approve the proposal. The resolution of the AGM on an Equity Swap Agreement with third party according to item 16.3 requires that more than half of the votes cast at the AGM approve the proposal.

Description of other ongoing long-term variable compensation programs

In addition to the LTV programs 2021, 2022 and I 2023, which are directed at the President and CEO and the members of the ET, and LTV II 2023, which is directed at the Executives, the Company has other ongoing long-term variable compensation programs directed at other employees within the Group. These programs are an integral part of the Company’s remuneration strategy as well as a part of the Company’s talent management strategy. The Company has decided to implement one other share-related compensation program for 2024: the Key Contribution Plan 2024 (“KC Plan 2024”). Ericsson has also implemented an all-employee share purchase plan in 2021 (ESPP).

The KC Plan 2024

The KC Plan 2024 is designed to recognize the best talent, individual performance, potential and critical skills as well as encourage the retention of key employees. Approximately 10% to 14% of Ericsson employees will be eligible for the KC Plan 2024. The award levels are assigned to employees mainly within in a range of 10 – 50% of Annual Base Salary to bring greater alignment with the local market conditions.

Participants are assigned a potential award, which is converted into a number of synthetic shares based on the same market price of the shares of series B in Ericsson used for the LTV 2024 at the time of grant. The plan has a three-year total service period (“Service Period”) during which the awards are paid on an annual rolling bases following the below payment schedule:

•	25% of the award at the end of the first year,

•	25% of the award at the end of the second year, and

•	50% of the award at the end of the full Service Period.

The value of each synthetic share is driven by the absolute share price performance of shares of series B in Ericsson shares during the Service Period. At the date of vesting for each instalment of the above-described annual rolling payment schedule, the synthetic shares are converted into a cash amount, based on the market price of the Ericsson series B share on Nasdaq Stockholm at the respective vesting date, and this final amount is paid to the Participant in cash gross before tax. It is estimated that approximately 30 million synthetic shares will be awarded under the KC Plan 2024. The maximum total cost effect of the KC Plan 2024 on the income statement, including social security fees, is estimated to be approximately SEK 5 billion distributed over the years 2024-2027. The costs will depend on the future development of the market price of the Ericsson series B share.

The Ericsson share purchase plan (“ESPP”)

Ericsson is committed to helping employees thrive and to recognizing them for the impact they create by providing opportunities to enrich their working experience. In order to encourage employees to play an active role in achieving the Company’s purpose, further create sense of belonging and ownership, the ESPP was launched in November 2021 (in 58 countries to approximately 58,900 eligible employees), with continued deployment in 2022 to 20 additional countries and 30,100 eligible employees. In total the ESPP is now live in 79 countries for 88,000 eligible employees of which 15,099 were actually participating at year-end 2023.

The ESPP is an all-employee share purchase plan that enables employees to purchase shares of series B in Ericsson up to a maximum value of SEK 55,000 per year via monthly payroll deduction. In recognition of the employees’ commitment, Ericsson supports the participants with a net cash payment up to 15% of their elected contribution amounts and covers the tax on the Company supported amount, which is payable via payroll. Under the ESPP participants will acquire shares of series B in Ericsson at market price on Nasdaq Stockholm and the ESPP does therefore not have any dilutive effect.

The Company’s ongoing variable compensation programs are described in further detail in the Annual Report 2023 in the Notes to the consolidated financial statements, Note G3: Share-based compensation and on the Company’s website.

Item 17 Resolution on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer in relation to the earlier resolution on the LTV I 2023

The AGM in 2023 resolved to implement Long-Term Variable Compensation Program I 2023 (“LTV I 2023”) and to secure the Company’s undertakings under LTV I 2023 through an equity swap agreement with a third party. The Board of Directors still considers that transfer of treasury stock, a proposal that was not approved by the AGM 2023, is the most cost efficient and flexible method to secure the undertakings under LTV I 2023.

The Company has approximately 3.3 billion registered shares. For LTV I 2023, a total of up to 4.1 million shares are required, which corresponds to approximately 0.12 percent of the total number of registered shares, hence an issue of new shares of series C, followed by a buy-back, is proposed for LTV I 2023. The effect on important key figures is only marginal.

a)	Transfer of treasury stock under the LTV I 2023

To secure the delivery of Performance Shares in accordance with the terms and conditions of the LTV I 2023, the Board of Directors proposes that the AGM resolve that the Company shall have the right to transfer no more than 3.4 million shares of series B in the Company less any shares retained by the Company as per item 17 c) on the following terms and conditions:

•

The right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions pursuant to the LTV I 2023. Furthermore, subsidiaries within the Ericsson Group shall have the right to acquire shares, free of consideration, and such subsidiaries shall be obligated to immediately transfer, free of consideration, shares to employees covered by the terms and conditions of the LTV I 2023.

•	The employee shall have the right to receive shares during the period when the employee is entitled to receive shares pursuant to the terms and conditions of the LTV I 2023.

•	Employees covered by the terms and conditions of the LTV I 2023 shall receive shares of series B in the Company free of consideration.

•

The number of shares of series B in the Company that may be transferred under the LTV I 2023 may be subject to recalculation in the event of bonus issues, splits, rights issues and/or similar measures, under the terms and conditions of the LTV I 2023.

b)	Transfer of treasury stock on an exchange to cover expenses for the LTV I 2023

The Company may, prior to the AGM in 2025, transfer no more than 700,000 shares of series B in the Company, in order to cover certain expenses, mainly social security payments. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm.

c)	Authorization to decide on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants in the LTV I 2023

Authorization for the Board of Directors to decide to, in conjunction with the delivery of vested shares under LTV I 2023, prior to the AGM in 2025, retain and sell no more than 60% of the vested shares of series B in the Company in order to cover the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm. These shares form a part of the final number of vested shares to the employees under LTV I 2023 and do not incur additional costs to the LTV I 2023 for the Company.

d)	Directed issue of shares of series C in the Company for the LTV I 2023

Increase of the share capital in the Company by SEK 20,500,000.01 through an issue of 4.1 million shares of series C in the Company, each share with a quota value of approximately SEK 5. The terms and conditions of the share issue are the following:

•	The new shares shall – with deviation from the shareholders’ preferential rights – be subscribed for only by Investor AB or its subsidiaries.

•	The new shares shall be subscribed for during the period as from April 25, 2024, up to and including May 2, 2024. Over-subscription may not occur.

•	The amount that shall be paid for each new share shall be the quota value (approximately SEK 5).

•	Payment for the subscribed shares shall be made at the time of subscription.

•	The Board of Directors shall be entitled to extend the period for subscription and payment.

•	The new shares shall not entitle the holders to dividend payment.

•	It is noted that the new shares are subject to restrictions pursuant to Chapter 4, Section 6 (conversion clause) and Chapter 20, Section 31 (redemption clause) of the Swedish Companies Act.

The Board of Directors proposes that the President and CEO shall be authorized to make the minor adjustments to the above resolutions that may prove to be necessary in connection with the registration with the Swedish Companies Registration Office.

Reasons for deviation from the shareholders’ preferential rights and principles on which the subscription price is based

The Board of Directors considers that a directed issue of shares of series C, followed by buy-back and transfer of treasury stock is the most cost efficient and flexible method to transfer shares under the LTV I 2023. Shares are issued at the share’s quota value and repurchased as soon as the shares have been subscribed for and registered. The purchase price paid by the Company to the subscriber equals the subscription price. As compensation to the subscriber for its assistance in the issuance and buy-back of shares under items 16 and 17, the Company will pay to the subscriber an amount totaling SEK 100,000.

e)	Authorization for the Board of Directors to decide on a directed acquisition offer for the LTV I 2023

Authorization for the Board of Directors to decide that 4.1 million shares of series C in the Company be acquired according to the following:

•	Acquisition may occur by an offer to acquire shares directed to all holders of shares of series C in Ericsson.

•	The authorization may be exercised until the AGM in 2025.

•	The acquisition shall be made at a price corresponding to the quota value of the share (approximately SEK 5 per share).

•	Payment for acquired shares shall be made in cash.

Majority rules

The resolution of the AGM on transfer of treasury stock to employees and on an exchange, directed share issue and acquisition offer for the LTV I 2023 according to item 17 is proposed to be taken as one decision and requires that shareholders representing at least nine-tenths of the votes cast as well as the shares represented at the AGM approve the proposal.

Item 18 Resolutions on transfer of treasury stock in relation to the resolutions on the ongoing LTV 2021, LTV 2022 and LTV II 2023

18.1 Transfer of treasury stock on an exchange to cover expenses

The AGM in 2023 resolved on a right for the Company to transfer in total no more than 2 million shares of series B in the Company on a stock exchange to cover certain payments, mainly social security payments, which may occur in relation to the Long-Term Variable Compensation Programs LTV 2021, LTV 2022 and LTV II 2023 (the “Programs”).

The resolution is valid up to the following AGM. Resolutions on transfer of treasury stock for the purpose of the above-mentioned programs must therefore be repeated at subsequent AGMs. None of these 2 million shares of series B in the Company have been transferred up to February 27, 2024.

The Board of Directors proposes that the AGM resolve that the Company may, prior to the AGM in 2025, transfer no more than 2 million shares of series B in the Company, or the lower number of shares of series B, which as per April 3, 2024 remain of the original 2 million shares for the purposes of covering certain payments, primarily social security payments that may occur in relation to the Programs. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share.

18.2 Authorization to decide on transfer of treasury stock on an exchange to cover costs for tax and social security liabilities for the Participants

Previous AGMs have resolved to secure the delivery of Performance Shares in relation to the Programs through transfer of in total no more than 8 million shares of series B in the Company to Participants and subsidiaries within the Ericsson Group.

The Board of Directors proposes that the AGM authorize the Board of Directors to decide to, in conjunction with the delivery of vested shares under the Programs, prior to the AGM in 2025, retain and sell no more than 60% of the vested shares of series B in the Company in order to cover for the costs for withholding and paying tax and social security liabilities on behalf of the Participants in relation to the Performance Share Awards for remittance to revenue authorities. Transfer of the shares shall be effected on Nasdaq Stockholm at a price within the, at each time, prevailing price interval for the share as disseminated by Nasdaq Stockholm. These shares form a part of the final number of vested shares to the employees under the Programs and do not incur additional costs to the Programs for the Company.

Majority rules

The resolutions of the AGM on transfer of treasury stock on an exchange according to each of items 18.1 and 18.2 requires that shareholders representing at least two-thirds of the votes cast as well as the shares represented at the AGM approve the proposals.

Shares and votes

There are in total 3,344,151,735 shares in the Company: 261,755,983 shares of series A and 3,082,395,752 shares of series B, corresponding to in total 569,995,558.2 votes. The Company’s holding of treasury stock as of February 27, 2024, amounts to 12,544,543 shares of series B, corresponding to 1,254,454.3 votes.

Shareholders’ right to receive information at the AGM

The Board of Directors and the President and CEO shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda and circumstances that may affect the assessment of the Company’s or its subsidiaries’ financial situation and the Company’s relation to other companies within the Group.

Documents

The form of power of attorney, the postal voting form and the complete proposals of the Nomination Committee with respect to items 1, and 9-15 above, including a description of the work of the Nomination Committee and Exhibit 1 and 2 to the Nomination Committee’s proposals, are available at the Company’s website www.ericsson.com. In respect of all other items, complete proposals are provided under the respective item in the notice. The documents will be sent upon request to shareholders providing their address to the Company.

The annual report (including the Board of Directors’ statement relating to the proposal under item 8.4 above), the auditor’s report, the remuneration report, the auditor’s statement regarding the Guidelines for Remuneration to Group management and the Board of Directors’ statement relating to the proposals under items 16.2 and 17 above will be available at the Company and on the Company’s website www.ericsson.com no later than three weeks prior to the AGM. The documents will be sent upon request to shareholders providing their address to the Company.

Stockholm, February 2024

Telefonaktiebolaget LM Ericsson (publ)

The Board of Directors